Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 3 to Registration Statement on Form S-1 (No. 333-255955) of Alzamend Neuro, Inc. of the Squar Milner LLP report dated August 28, 2020, relating to the financial statements of Alzamend Neuro, Inc. as of April 30, 2020 and 2019 and for each of the years in the two-year period ended April 30, 2020 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Amendment No. 3 to Registration Statement. Squar Milner LLP merged with Baker Tilly US, LLP on November 1, 2020.  As such, Baker Tilly US, LLP is a successor in interest to Squar Milner LLP.

We also consent to the reference to our firm under the heading "Experts" in such Amendment No. 3 to Registration Statement.

/s/ BAKER TILLY US, LLP

San Diego, CA

June 7, 2021